Exhibit 99.1

ATA CREATIVITY GLOBAL

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on December 2, 2022 at 2 p.m., Beijing time, or at any adjournment thereof. The Company will hold the annual general meeting in a virtual only format, which will be conducted via live webcast and teleconference. Shareholders will not be able to attend the annual general meeting physically. Shareholders will have an equal opportunity to participate at the annual general meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location. Shareholders will receive an instruction on access to the annual general meeting together with this proxy statement.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time at least 2 hours before the annual general meeting, any adjourned meeting or before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold common shares on the record date, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Ruobai Sima, CFO, ATA Creativity Global (the “Company”) at 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, People’s Republic of China, if you hold our common shares, or to Citibank N.A. if you hold American Depositary Shares (“ADSs”) representing our common shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on October 19, 2022 are entitled to vote at the annual general meeting. Our common shares underlying ADSs are included for purposes of this determination. As of September 30, 2022, 62,753,840 of our common shares, par value US$0.01 per share, were issued and outstanding, approximately 23,738,122 of which were represented by ADSs (with each ADS representing two common shares). Two (2) shareholders entitled to vote and present in person, or (in the case of a common shareholder being a corporation) by its duly authorized representative, or by proxy that represent not less than one-third in nominal value of our total issued voting shares shall form a quorum for all purposes.

Voting and Solicitation

Holders of common shares outstanding on the record date are entitled to one vote for each common share held. At the annual general meeting every common shareholder present in person, or (in the case of a common shareholder being a corporation) by its duly authorized representative, or by proxy, may vote for the fully paid common shares held by such common shareholder. The chairman of the annual general meeting will demand a poll and therefore any resolution put to the vote of the meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the annual general meeting.

Voting by Holders of Common Shares

When proxies are properly dated, executed and returned by holders of common shares, the common shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given in a proxy that is properly dated, executed and returned by a holder of common shares, the common shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of common shares are included in the determination of the number of common shares present but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, insofar as practicable, to vote or cause to be voted the amount of common shares represented by such ADSs in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the common shares represented by the ADSs, only Citibank, N.A. may vote those common shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the common shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, Citibank, N.A. will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSAL 1

RE-ELECTION OF CLASS C DIRECTORS

According to Article 87 of our Fourth Amended and Restated Articles of Association, our board of directors is divided into three classes, namely class A, class B, and class C directors, with one class of directors eligible for re-election each year on a rotating basis. As a result, Hope Ni and Alec Tsui, our class C directors, are subject to retirement and re-election at this meeting. We now hereby nominate Hope Ni and Alec Tsui for re-election as class C directors at the 2022 annual general meeting. If re-elected, Hope Ni and Alec Tsui will hold office for a three-year term and until their respective successors are elected, or until their disqualification in accordance with our Fourth Amended and Restated Articles of Association.

Common shares represented by executed proxies will be voted, if authority to do so is not withheld, for the re-election of Hope Ni and Alec Tsui. The board has no reason to believe that Hope Ni and Alec Tsui will be unable or unwilling to serve as directors if re-elected. In the event that Hope Ni and Alec Tsui should be unavailable for re-election as a result of an unexpected occurrence, such common shares will be voted for the election of such substitute nominee as management may propose.

The following table sets forth certain information of Hope Ni and Alec Tsui, including age as of December 2, 2022, the principal position currently held and biography:

Name	Age	Position
Hope Ni	50	Director
Alec Tsui	73	Director

Hope Ni is an independent director of ATA Creativity Global. Ms. Ni currently serves on the boards of Zhihu Inc. (NASDAQ: ZH), Digital China Holdings Ltd. (Stock code: 00861.HK), Cogobuy Group (listed on the Main Board of the Stock Exchange of Hong Kong), Ucloudlink Group Inc. (NASDAQ: UCL) and Acotec Scientific Holdings Limited (HKEX: 6699). From 2004 to 2007, Ms. Ni was the chief financial officer and director of Viewtran Group, Inc. (NASDAQ: VIEW), during which time, Viewtran

Group increased market capitalization approximately seven times. In 2008, Ms. Ni served as the vice chairman of Viewtran Group, Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from the University of Pennsylvania Law School and her B.S. degree in applied economics and business management from Cornell University.

Alec Tsui is an independent director on our board and has also served as director on the board of directors of ATA Online from July 2015 to August 2018. Mr. Tsui is currently an independent non-executive director of a number of companies listed in Hong Kong and on Nasdaq, including, COSCO Shipping International (Hong Kong) Co Ltd., Pacific Online Limited, Melco Resorts & Entertainment Limited, Hua Medicine and Brii Biosciences Limited. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from 2001 to 2002. He joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and became its chief executive in 1997. Prior to that, Mr. Tsui served at the Securities and Futures Commission of Hong Kong from 1989 to 1993. Mr. Tsui graduated from the University of Tennessee with a B.S. degree and a master’s degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University.

Hope Ni and Alec Tsui will be re-elected as class C directors by an affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2

RE-APPOINTMENT OF INDEPENDENT AUDITOR AND AUTHORIZATION TO THE BOARD OF DIRECTORS OF THE COMPANY AND ITS AUDIT COMMITTEE TO DETERMINE THE REMUNERATION OF THE INDEPENDENT AUDITOR

Our audit committee recommends, and our board of directors concurs, that KPMG Huazhen LLP be re-appointed as our independent auditor for the fiscal year ending December 31, 2022. KPMG Huazhen LLP has served as our independent auditor since 2015.

Under our Fourth Amended and Restated Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditor at the annual general meeting, and remuneration of the independent auditor shall also be fixed by the Company in the annual general meeting or in such manner as the shareholders may determine. We now hereby propose our board of directors and its audit committee be authorized to determine the remuneration of KPMG Huazhen LLP.

In the event our shareholders fail to vote in favor of the re-appointment, our audit committee will reconsider its selection. Even if the shareholders vote in favor of the re-appointment, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE RE-APPOINTMENT OF KPMG HUAZHEN LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR ENDING DECEMBER 31, 2022 AND THE AUTHORIZATION TO THE BOARD OF DIRECTORS OF THE COMPANY AND ITS AUDIT COMMITTEE TO DETERMINE THE REMUNERATION OF KPMG HUAZHEN LLP.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/Kevin Xiaofeng Ma

Kevin Xiaofeng Ma
Executive Chairman of the Board and Chief Executive Officer

October 27, 2022